A PARTNERSHIP OF INCORPORATED PROFESSIONALS	AMISANO HANSON CHARTERED ACCOUNTANTS

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the use in the Form SB-2/A Amendment No. 1 of Laburnum Ventures Inc. (the "Company"), of our report of November 21, 2005 on the financial statements as of October 31, 2005 and 2004 and for the periods then ended. We also consent to the reference to our firm under the heading “Experts” in the Form SB-2/A Amendment No. 1. Our report dated November 21, 2005 contains additional comments that state that conditions and events exist that cast substantial doubt about the Company’s ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of the uncertainty.

Vancouver, Canada	“AMISANO HANSON”
April 26, 2006	CHARTERED ACCOUNTANTS

750 WEST PENDER STREET, SUITE 604 VANCOUVER CANADA V6C 2T7	TELEPHONE: 604-689-0188 FACSIMILE: 604-689-9773 E-MAIL: amishan@telus.net